EXHIBIT 99.1

Colliers Reports Third Quarter Results

Growing recurring revenues and broader diversification bring more resilience

Third quarter operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of US$, except EPS)	2022	2021	2022	2021

Revenues	$1,108.3	$1,022.8	$3,237.1	$2,743.7
Adjusted EBITDA (note 1)	145.1	123.6	427.8	352.3
Adjusted EPS (note 2)	1.41	1.27	4.69	3.91

GAAP operating earnings	84.0	76.0	228.7	(269.9)*
GAAP diluted EPS	0.27	0.40	0.54	(10.19)*
* Includes $471.9 million settlement of Long-Term Incentive Arrangement with the Company's Chairman & CEO.

TORONTO, Nov. 01, 2022 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the third quarter ended September 30, 2022. All amounts are in US dollars.

For the quarter ended September 30, 2022, revenues were $1.11 billion, up 8% (12% in local currency), adjusted EBITDA (note 1) was $145.1 million, up 17% (21% in local currency) and adjusted EPS (note 2) was $1.41, up 11% versus the prior year period. Third quarter adjusted EPS would have been approximately $0.06 higher excluding foreign exchange impacts. GAAP operating earnings were $84.0 million as compared to $76.0 million. GAAP diluted net earnings per share were $0.27 versus $0.40 in the prior year quarter. Third quarter GAAP EPS would have been approximately $0.07 higher excluding changes in foreign exchange rates.

For the nine months ended September 30, 2022, revenues were $3.24 billion, up 18% (21% in local currency), adjusted EBITDA (note 1) was $427.8 million, up 21% (24% in local currency) and adjusted EPS (note 2) was $4.69, up 20% versus prior year. Nine months ended September 30, 2022 adjusted EPS would have been approximately $0.13 higher excluding foreign exchange impacts. The GAAP operating earnings were $228.7 million and included $27.4 million loss on disposal of the Company’s operations, primarily in Russia. The prior year GAAP operating loss of $269.9 million included $471.9 million settlement of the Long-Term Incentive Arrangement (“LTIA”) with the Company's Chairman & CEO. The GAAP earnings per share were $0.54 as compared to diluted loss per share of $10.19. Year to date GAAP EPS would have been approximately $0.14 higher excluding changes in foreign exchange rates.

“Colliers reported solid third quarter results with Outsourcing & Advisory, Investment Management and Leasing all up strongly, more than offsetting the softness in Capital Markets which is being impacted by higher interest rates, availability of capital and other geopolitical uncertainties,” said Jay S. Hennick, Global Chairman & CEO of Colliers. “Growing recurring revenues and earnings, now at 55% of our proforma EBITDA, together with broader diversification across service lines, geography and client types means the Colliers diversified services business model has more balance and resilience than ever.”

“With the recent additions of Rockwood and Versus, our Investment Management business now represents nearly 30% of our pro forma EBITDA and total assets under management has surpassed $92 billion, firmly establishing Colliers as one of the top players in the rapidly growing alternative private capital industry. In addition, about 85% of our AUM are in perpetual or long-dated strategies with 70% invested in highly defensive asset classes like alternatives and infrastructure creating long-term revenue streams that further fortify our business. Importantly, each of our investment platforms has delivered top-tier returns over the long-term and is led by best-in-class leadership teams who hold significant equity in their own operations thereby creating perfect alignment with our investors and shareholders.”

“In our core service business, we acquired Peakurban during the quarter, adding significant engineering capabilities and a new growth engine to our business in Australia. We also bolstered our presence in the Nordics with an agreement to acquire Pangea Property Partners, a leading real estate advisory firm in Norway and Sweden. Together with our existing operations in Denmark and Finland, Colliers will be the number one player in the Nordic region once the transaction is completed. Finally, just after quarter end, we added Arcadia Property Management to our strong US business, creating further scale and capability in our property management operations.”

“With our highly respected global brand, balanced and diversified business model with significant recurring revenues, a unique enterprising culture and a proven track record of more than 27 years, Colliers continues to be well-positioned to deliver exceptional returns for shareholders in the years to come,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 63 countries, our 18,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.6 billion and $92 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Change	Change	September 30		Change	Change
(LC = local currency)	2022	2021	in US$ %	in LC%	2022	2021	in US$ %	in LC%

Outsourcing & Advisory	$462,834	$390,943	18%	24%	$1,353,244	$1,119,720	21%	25%
Investment Management (1)	96,070	78,275	23%	23%	257,574	173,379	49%	49%
Leasing	273,714	242,890	13%	16%	788,382	663,807	19%	22%
Capital Markets	275,706	310,648	-11%	-8%	837,882	786,758	6%	10%
Total revenues	$1,108,324	$1,022,756	8%	12%	$3,237,082	$2,743,664	18%	21%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 62% and 50% for the three and nine months ended September 30, 2022, respectively.

Consolidated revenues for the third quarter increased 12% on a local currency basis, led by Investment Management, Outsourcing & Advisory and Leasing. Consolidated internal revenues measured in local currencies were up 4% (note 3) versus the prior year quarter.

For the nine months ended September 30, 2022, consolidated revenues increased 21% on a local currency basis. Consolidated internal revenues measured in local currencies were up 15% (note 3).

Segmented Third Quarter Results
Revenues in the Americas region totalled $695.1 million for the third quarter, up 13% (13% in local currency) versus $617.1 million in the prior year quarter. Revenue growth was led by Outsourcing & Advisory, particularly Engineering & Design (including recent acquisitions) and Leasing, which benefitted from increased activity in office and industrial asset classes. Capital Markets revenues were impacted by rising interest rates and market uncertainty which reduced sales brokerage and debt origination and financing activity. Adjusted EBITDA was $66.8 million, up 1% (2% in local currency) from the very strong prior year quarter. The margin was impacted by (i) higher discretionary and variable costs as well as (ii) changes in revenue mix with a reduction in higher-margin Capital Markets transactions. GAAP operating earnings were $59.9 million, relative to $48.9 million in the prior year quarter.

Revenues in the EMEA region totalled $164.2 million for the third quarter, up 6% (23% in local currency) compared to $154.9 million in the prior year quarter with growth across all service lines, although unevenly distributed across countries. Revenues were particularly strong in the United Kingdom (including a recent project management acquisition), which more than offset the impact of higher interest rates and geopolitical uncertainty. Adjusted EBITDA was $13.3 million, down 11% (up 1% in local currency) relative to the prior year primarily due to changes in revenue mix. GAAP operating earnings were $6.1 million, versus operating earnings of $11.4 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $152.8 million for the third quarter compared to $172.3 million in the prior year quarter, down 11% (down 4% in local currency). Revenues were impacted by higher interest rates, geopolitical uncertainty and COVID-19 restrictions in several Asian markets, especially China. Adjusted EBITDA was $21.1 million, up 2% (up 12% in local currency) relative to the prior year on a lower cost structure. GAAP operating earnings were $17.5 million, versus $18.3 million in the prior year quarter.

Investment Management revenues for the third quarter were $96.1 million compared to $78.3 million in the prior year quarter, up 23% (23% in local currency). Passthrough revenue from historical carried interest was nil in the quarter versus $18.6 million in the prior year quarter. Excluding the impact of carried interest, revenue was up 61% (62% in local currency) driven by (i) acquisitions and (ii) management fee growth from increased assets under management. Adjusted EBITDA was $36.9 million, up 33% (33% in local currency) over the prior year quarter. GAAP operating earnings were $19.5 million in the quarter, versus $19.8 million in the prior year quarter. Assets under management were $86.2 billion as of September 30, 2022, up 87% from $46.1 billion on September 30, 2021. Including Versus Capital (completed on October 12, 2022), assets under management are now $92.2 billion.

Unallocated global corporate earnings as reported in Adjusted EBITDA were $7.0 million in the third quarter, relative to unallocated global corporate costs of $5.6 million in the prior year quarter due to a reduction in performance-based compensation accruals in the current period and foreign exchange impact. The corporate GAAP operating loss for the quarter was $19.0 million relative to a loss of $22.5 million in the third quarter of 2021, with the prior year period impacted by higher contingent acquisition consideration expense related to acquisitions.

Outlook for 2022
The Company is adjusting its outlook for the full year 2022 to reflect year to date operating results, contributions from recent acquisitions, the operating impact of rising global interest rates and geopolitical uncertainties as well as adverse foreign exchange impacts on AEPS. The income tax rate and NCI share of earnings also reflect updated expectations relating to the earnings mix for the year. The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical (including escalation of hostilities, outbreak of war, elections, disruption of supply chains) and related factors.

Measure	Updated	Previous
Revenue growth	Low double digit revenue growth: High-single digit internal growth Balance from acquisitions	Low double digit revenue growth: High-single digit internal growth Balance from acquisitions
AEBITDA Margin	Up 60 bps – 80 bps	Up 60 bps – 100 bps
Consolidated income tax rate (1)	29%-31%	27%-29%
NCI share of earnings (1)	22%-24%	20%-22%
AEPS growth	Mid-teens	Low-twenties

(1) Excluding loss on disposal of operations

Repurchase of Subordinate Voting Shares
During the period from September 28, 2022 to October 28, 2022, the Company purchased 372,888 Subordinate Voting Shares for total consideration of $34.6 million in connection with the Company’s normal course issuer bid (“NCIB”) at a weighted average purchase price of $92.59 per US share. Under the NCIB, all shares are purchased for cancellation.

Since the beginning of the year, the Company has purchased, for cancellation, 1.37 million Subordinate Voting Shares for total consideration of $160.9 million at a weighted average purchase price of $120.17 per US share.

Colliers may purchase its Subordinate Voting Shares, from time to time, if it believes that the market price of its Subordinate Voting Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of the Company.

Conference Call
Colliers will be holding a conference call on Tuesday, November 1, 2022 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) settlement of LTIA; (v) loss on disposal of operations; (vi) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vii) gains attributable to MSRs; (viii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (ix) restructuring costs and (x) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2022	2021	2022	2021

Net earnings (loss)	$44,524	$50,496	$132,572	$(337,298)
Income tax	25,097	18,771	70,034	48,490
Other income, including equity earnings from non-consolidated investments	874	(1,601)	(3,316)	(5,547)
Interest expense, net	13,535	8,300	29,424	24,500
Operating earnings (loss)	84,030	75,966	228,714	(269,855)
Settlement of LTIA	-	-	-	471,928
Loss on disposal of operations	318	-	27,358	-
Depreciation and amortization	45,142	34,588	125,879	106,939
Gains attributable to MSRs	(16,391)	(5,812)	(24,214)	(20,728)
Equity earnings from non-consolidated investments	755	1,487	4,821	4,625
Acquisition-related items	26,290	14,231	50,738	49,773
Restructuring costs	191	523	462	1,466
Stock-based compensation expense	4,730	2,658	14,081	8,180
Adjusted EBITDA	$145,065	$123,641	$427,839	$352,328

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) settlement of LTIA; (iii) loss on disposal of operations; (iv) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (v) gains attributable to MSRs; (vi) acquisition-related items; (vii) restructuring costs and (viii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods presented.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2022	2021	2022	2021

Net earnings (loss)	$44,524	$50,496	$132,572	$(337,298)
Non-controlling interest share of earnings	(17,375)	(13,623)	(37,697)	(33,148)
Interest on Convertible Notes	2,300	2,300	6,900	6,900
Settlement of LTIA	-	-	-	471,928
Loss on disposal of operations	318	-	27,358	-
Amortization of intangible assets	32,760	23,148	89,630	74,019
Gains attributable to MSRs	(16,391)	(5,812)	(24,214)	(20,728)
Acquisition-related items	26,290	14,231	50,738	49,773
Restructuring costs	191	523	462	1,466
Stock-based compensation expense	4,730	2,658	14,081	8,180
Income tax on adjustments	(6,341)	(8,934)	(22,651)	(27,117)
Non-controlling interest on adjustments	(3,519)	(3,125)	(11,458)	(9,920)
Adjusted net earnings	$67,487	$61,862	$225,721	$184,055

	Three months ended		Nine months ended
	September 30		September 30
(in US$)	2022	2021	2022	2021

Diluted net earnings (loss) per common share(1)	$0.25	$0.37	$0.49	$(9.20)
Interest on Convertible Notes, net of tax	0.04	0.04	0.11	0.11
Non-controlling interest redemption increment	0.32	0.39	1.48	1.34
Settlement of LTIA	-	-	-	10.02
Loss on disposal of operations	-	-	0.56	-
Amortization expense, net of tax	0.42	0.28	1.13	0.94
Gains attributable to MSRs, net of tax	(0.19)	(0.07)	(0.28)	(0.25)
Acquisition-related items	0.49	0.20	0.94	0.75
Restructuring costs, net of tax	-	0.01	-	0.02
Stock-based compensation expense, net of tax	0.08	0.05	0.26	0.18
Adjusted EPS	$1.41	$1.27	$4.69	$3.91

Diluted weighted average shares for Adjusted EPS (thousands)	47,743	48,722	48,121	47,111
(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three and nine months ended September 30, 2022 and 2021.

3. Reconciliation of net cash flow from operations to free cash flow:

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, plus the cash portion of the LTIA settlement, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay of dividends to shareholders and distributions to non-controlling interests. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2022	2021	2022	2021

Net cash provided by (used in) operating activities	$76,840	$192,524	$(171,470)	$211,072
Contingent acquisition consideration paid	8,129	-	68,939	10,472
Settlement of LTIA (cash portion)	-	-	-	96,186
Purchase of fixed assets	(18,391)	(11,847)	(41,807)	(44,450)
Cash collections on AR Facility deferred purchase price	88,627	11,563	345,056	34,295
Free cash flow	$155,205	$192,240	$200,718	$307,575

4. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

5. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

6. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA (note 1) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. We report this metric on a pro forma basis, incorporating the expected full year impact of business acquisitions and dispositions.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(in thousands of US$, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2022	2021	2022	2021

Revenues	$1,108,324	$1,022,756	$3,237,082	$2,743,664

Cost of revenues	682,585	645,123	2,017,440	1,689,505
Selling, general and administrative expenses	269,959	252,848	786,953	695,374
Depreciation	12,382	11,440	36,249	32,920
Amortization of intangible assets	32,760	23,148	89,630	74,019
Acquisition-related items (1)	26,290	14,231	50,738	49,773
Loss on disposal of operations	318	-	27,358	-
Settlement of long-term incentive arrangement (2)	-	-	-	471,928
Operating earnings (loss)	84,030	75,966	228,714	(269,855)
Interest expense, net	13,535	8,300	29,424	24,500
Equity earnings from unconsolidated investments	(755)	(1,487)	(4,821)	(4,625)
Other (income) expense	1,629	(114)	1,505	(922)
Earnings (loss) before income tax	69,621	69,267	202,606	(288,808)
Income tax	25,097	18,771	70,034	48,490
Net earnings (loss)	44,524	50,496	132,572	(337,298)
Non-controlling interest share of earnings	17,375	13,623	37,697	33,148
Non-controlling interest redemption increment	15,121	18,869	71,126	63,180
Net earnings (loss) attributable to Company	$12,028	$18,004	$23,749	$(433,626)

Net earnings (loss) per common share

Basic	$0.28	$0.41	$0.55	$(10.19)
Diluted (3)	$0.27	$0.40	$0.54	$(10.19)

Adjusted EPS (4)	$1.41	$1.27	$4.69	$3.91

Weighted average common shares (thousands)
Basic	43,283	44,003	43,558	42,543
Diluted	43,770	44,754	44,147	42,543

Notes to Condensed Consolidated Statements of Earnings
(1)   Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)   Settlement of Long-Term Incentive Arrangement with the Company’s Chairman & CEO as approved by 95% of the Company’s disinterested shareholders. The settlement resulted in a cash payment of $96,186 and the issuance of 3,572,858 Subordinate Voting Shares on April 16, 2021.
(3)   Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is anti-dilutive for the three-month and nine-month periods ended September 30, 2022 and 2021.
(4)   See definition and reconciliation above.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of US$)

	September 30,	December 31,	September 30,
(unaudited)	2022	2021	2021

Assets
Cash and cash equivalents	$190,520	$396,745	$134,123
Restricted cash (1)	24,920	28,526	45,348
Accounts receivable and contract assets	557,254	573,710	485,162
Warehouse receivables (2)	103,855	174,717	161,939
Prepaids and other assets	281,763	353,220	213,635
Real estate assets held for sale	209,906	44,089	31,076
Current assets	1,368,218	1,571,007	1,071,283
Other non-current assets	150,619	120,071	105,487
Fixed assets	147,817	144,755	138,735
Operating lease right-of-use assets	335,072	316,517	311,314
Deferred tax assets, net	67,735	68,502	62,775
Goodwill and intangible assets	2,492,188	1,652,878	1,635,560
Total assets	$4,561,649	$3,873,730	$3,325,154

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$939,075	$1,082,774	$855,368
Other current liabilities	87,176	186,089	149,097
Long-term debt - current	2,782	1,458	3,565
Warehouse credit facilities (2)	96,420	162,911	152,905
Operating lease liabilities - current	79,530	80,928	80,282
Liabilities related to real estate assets held for sale	120,834	23,095	20,975
Current liabilities	1,325,817	1,537,255	1,262,192
Long-term debt - non-current	1,149,483	529,596	375,182
Operating lease liabilities - non-current	318,563	296,633	292,133
Other liabilities	133,774	120,489	117,097
Deferred tax liabilities, net	57,107	42,371	36,438
Convertible notes	226,199	225,214	224,895
Redeemable non-controlling interests	869,408	536,903	474,615
Shareholders' equity	481,298	585,269	542,602
Total liabilities and equity	$4,561,649	$3,873,730	$3,325,154

Supplemental balance sheet information
Total debt (3)	$1,152,265	$531,054	$378,747
Total debt, net of cash and cash equivalents (3)	961,745	134,309	244,624
Net debt / pro forma adjusted EBITDA ratio (4)	1.5	0.3	0.5

Notes to Condensed Consolidated Balance Sheets
(1)   Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)   Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)   Excluding warehouse credit facilities and convertible notes.
(4)   Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US$)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2022	2021	2022	2021

Cash provided by (used in)

Operating activities
Net earnings (loss)	$44,524	$50,496	$132,572	$(337,298)
Items not affecting cash:
Depreciation and amortization	45,142	34,588	125,879	106,939
Settlement of long-term incentive arrangement	-	-	-	375,742
Loss on disposal of operations	318	-	27,358	-
Gains attributable to mortgage servicing rights	(16,391)	(5,812)	(24,214)	(20,728)
Gains attributable to the fair value of loan
premiums and origination fees	(3,264)	(12,516)	(14,818)	(34,799)
Deferred income tax	(5,005)	(10,953)	(16,198)	(33,457)
Other	42,413	25,777	83,042	87,062
	107,737	81,580	313,621	143,461

Increase in accounts receivable, prepaid
expenses and other assets	(78,228)	(60,389)	(416,155)	(139,622)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	857	73,779	(8,489)	75,558
Increase (decrease) in accrued compensation	44,593	75,911	(163,642)	74,234
Contingent acquisition consideration paid	(8,129)	-	(68,939)	(10,472)
Mortgage origination activities, net	4,646	10,014	20,917	45,392
Sales to AR Facility, net	5,364	11,629	151,217	22,521
Net cash provided by (used in) operating activities	76,840	192,524	(171,470)	211,072

Investing activities
Acquisition of businesses, net of cash acquired	(213,491)	(590)	(594,089)	(4,797)
Purchases of fixed assets	(18,391)	(11,847)	(41,807)	(44,450)
Purchase of held for sale real estate assets	-	(10,101)	(117,042)	(10,101)
Proceeds from sale of held for sale real estate assets	-	-	48,505	-
Cash collections on AR Facility deferred purchase price	88,627	11,563	345,056	34,295
Other investing activities	(12,422)	(14,147)	(44,069)	(34,936)
Net cash used in investing activities	(155,677)	(25,122)	(403,446)	(59,989)

Financing activities
Increase (decrease) in long-term debt, net	137,635	(154,930)	675,041	(84,997)
Purchases of non-controlling interests, net	2,124	1,658	(31,433)	(20,182)
Dividends paid to common shareholders	(6,492)	(2,200)	(13,100)	(4,209)
Distributions paid to non-controlling interests	(13,179)	(8,270)	(54,733)	(43,498)
Repurchases of Subordinate Voting Shares	-	-	(126,366)	-
Other financing activities	(12,312)	2,240	(46,365)	8,704
Net cash provided by (used in) financing activities	107,776	(161,502)	403,044	(144,182)

Effect of exchange rate changes on cash	(19,953)	(3,996)	(37,959)	(4,963)

Net change in cash and cash
equivalents and restricted cash	8,986	1,904	(209,831)	1,938
Cash and cash equivalents and
restricted cash, beginning of period	206,454	177,567	425,271	177,533
Cash and cash equivalents and
restricted cash, end of period	$215,440	$179,471	$215,440	$179,471

COLLIERS INTERNATIONAL GROUP INC.
SEGMENTED RESULTS
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30

2022
Revenues	$695,058	$164,198	$152,845	$96,070	$153	$1,108,324
Adjusted EBITDA	66,775	13,295	21,077	36,885	7,033	145,065
Operating earnings (loss)	59,945	6,099	17,451	19,515	(18,980)	84,030

2021
Revenues	$617,098	$154,937	$172,303	$78,263	$155	$1,022,756
Adjusted EBITDA	65,808	14,994	20,652	27,770	(5,583)	123,641
Operating earnings (loss)	48,879	11,399	18,342	19,812	(22,466)	75,966

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Nine months ended September 30

2022
Revenues	$2,077,467	$486,794	$414,829	$257,595	$397	$3,237,082
Adjusted EBITDA	249,414	32,581	50,839	92,885	2,120	427,839
Operating earnings (loss)(1)	202,360	(20,473)	43,234	55,886	(52,293)	228,714

2021
Revenues	$1,675,644	$439,621	$454,572	$173,367	$460	$2,743,664
Adjusted EBITDA	201,657	40,138	56,847	66,845	(13,159)	352,328
Operating earnings (loss)	154,970	24,703	46,742	43,900	(540,170)	(269,855)

Notes to Segmented Results
(1)   Operating earnings (loss) include $27,358 loss on disposal of certain operations, primarily in EMEA.

COMPANY CONTACTS:

Jay S. Hennick
Global Chairman & Chief Executive Officer

Christian Mayer
Global Chief Financial Officer
(416) 960-9500